[PSAM]

June 2, 2009

H. Christopher Owings
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Saks Incorporated Definitive Additional Materials Filed by P. Schoenfeld Asset Management LP, et al. Filed May 18, 2009, May 20, 2009 and May 26, 2009 File No. 001-13113

Dear Mr. Owings:

      This letter is being filed in response to comments received by P. Schoenfeld Asset Management LP (“PSAM”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated May 21, 2009 (the “May 21 Comment Letter”) and May 29, 2009 (the “May 29 Comment Letter”) with respect to the Definitive Additional Materials filed by PSAM on May 18, 2009, May 20, 2009 and May 26, 2009.

      The numbering of the paragraphs below corresponds to the numbering in the comment letters, the text of which we have incorporated into this response letter for your convenience. To assist the Staff in its review, we are sending under separate cover supplemental exhibits that include the backup information for the statements referred to in the Staff’s comments.

Definitive Additional Materials filed May 18, 2009

General

1. Characterize statements and assets of opinions or belief as such, and ensure that a reasonable basis for such opinion or belief exists. We note the following statements:

•	You are “calling for corporate governance improvements at underperforming Saks Incorporated.” In this regard, we note your statement in the subsequent paragraph that Saks and its Board of Directors “are underperforming in PSAM’s view.” These statements do not clearly state by what measure you are assessing Saks’ underperformance.

PSAM believes that Saks is underperforming with respect to operating margins and sales per square foot compared to comparable department store companies with which it competes. The data supporting PSAM’s view is included in Exhibits B and C. In addition, Saks’ current CEO himself described Saks as follows: “This is a company that's been a vast underperformer over many years. I look at some of our competitors, whether it's a Neiman's or even some of the Nordstrom's or the Macy's, their operating margin is substantially higher than Saks.” The article that includes these statements is included in Exhibit E.

•	“At Saks you don’t have [a board of directors that is accountable].”

In our view, two key measures of board accountability are (1) the frequency with which shareholders have an opportunity to vote for or against the re-election of incumbent directors and (2) whether a majority shareholder vote against a director’s re-election can cause the director to leave the board. In our view Saks’s current corporate governance practices are deficient in both these respects.

(1)	Frequency of Vote: Saks’ directors are elected for three-year terms under its current staggered board. As a result, Saks shareholders that are unhappy with a member of Saks’ board may have to wait for as many as three years before they can express their dissatisfaction with such director by withholding votes for this director’s re-election.

(2)	Impact of Votes Against a Director’s Re-election: Even when shareholders have an opportunity to express dissatisfaction with a board member, by withholding votes from a director who is up for re-election, the director will be elected to the board (unless a dissident shareholder is soliciting votes for its own nominees), regardless of the number of shareholders who cast a withhold vote, since Saks employs a plurality, and not a majority standard for the election of directors. Furthermore, an incumbent director who fails to receive a majority of votes for his or her re-election has no obligation to leave the board because Saks’s corporate governance policies do not include a director resignation policy.

•	“…Saks has disappointed shareholders.”

Saks’ financial performance over the last two years, including its recent financial performance, has led to material declines in its stock price. We believe that these declines reflect stockholder disappointment with Saks’ performance as evidenced by the willingness of stockholders to sell Saks common stock at lower prices and an unwillingness of some investors to buy at higher prices. The article in Exhibit I refers to the disappointment of some Saks stockholders with Saks’ operating margins.

Please revise or advise us why you do not believe a revision is appropriate.

PSAM believes that it has adequately supported the above statements, and that none of the above statements are misleading.

2. Please provide support for the following statements:

•	“Saks has recently suffered its worst period of share price performance of the decade.”

A chart showing Saks’ stock price performance since its initial public offering in 1996 is included in Exhibit A. Prior to 2009, Saks’ share price has never fallen below $5.00. Since January 1, 2009, Saks’ average closing share price has been approximately $2.97 and the highest Saks’ share price has closed this year is $5.21.

•	“Saks’ operating margins were below industry average even during the boom years of luxury retail, and Saks has much lower sales per square foot and profit margins than Neiman Marcus…”

PSAM has compared Saks’ operating margins to those of Neiman Marcus, J. C. Penney, Macy’s, Dillards and Nordstrom. Included in Exhibit B are the sources PSAM used to determine operating margins of each retailer and Saks’ sales per square foot. In reaching its conclusions, PSAM calculated operating margins as operating profits divided by sales and used the publicly available data in each company’s Form 10-K or year-end financial press release. In order to ensure the PSAM calculations were comparable, PSAM removed Nordstrom’s credit card operation from its calculations and adjusted for special charges. The materials used to determine Neiman Marcus’ sales per square foot are included in Exhibit C. In addition, Saks’ current CEO himself described Saks as follows: “This is a company that's been a vast underperformer over many years. I look at some of our competitors, whether it's a Neiman's or even some of the Nordstrom's or the Macy's, their operating margin is substantially higher than Saks.” The article that includes these statements is in Exhibit E

•	“It appears that the Board is hoping that yet another ‘turnaround’ strategy will succeed in revitalizing the Company when previous ones have not.”

PSAM believes that Saks’ efforts over the past few years of restructuring and pursuing new strategies may be appropriately described as “turnaround” strategies. In 2005 and 2006, Saks sold three of its operations, Proffitts, McRae’s and Parisian, to concentrate on luxury goods. In 2006, at a Bank of America conference (article included in Exhibit D), Sadove announced his a “broad revival program with a new merchandising matrix and a ‘good-better-best’ and ‘classic, modern and contemporary’ nine-part grid. The goal is to boost Saks Fifth Avenue's operating margins to 8 percent within the next two to three years, compared with the 2 percent margins it had in 2005.” He also sought to improve merchandising to resonate with the core customer, core vendor growth and compensation strategies. Saks continued the strategy through the fall of 2008, when it Saks implemented a new strategy -- deep discounting prior to the holiday season, in an effort to move merchandise before its competitors began discounting.

PSAM is not the first to characterize Saks’ efforts as turnaround strategies. A May 2008 article in Women’s Wear Daily (included in Exhibit E) describes Mr. Sadove’s 2008 outline of Saks’ business strategy as a “turnaround plan” in an article entitled “Sadove Outlines Turnaround Plan for Saks.” In that article Mr. Sadove admitted that, although Saks had seen some growth since he took the helm, it had been a “vast under performer over many years” and that the operating margins of some of its competitors (Neiman Marcus, Macy’s and Nordstrom) were “substantially higher” than Saks’ operating margins.

• The table entitled “Consistent Underperformance -- Saks’ Operating Margins v. Peers: 2006-2008.”

The data for the table was taken from current reports of the named companies issued in 2006 through 2008. For your convenience, PSAM has included the reports in Exhibit B. Further, as noted above, Saks’ current CEO described Saks’ operating margins as “underperforming” as compared to Saks’ competitors. The article that includes these statements is included in Exhibit E.

• “Ask yourself why Saks’ current directors are unwilling to support submitting themselves to annual elections if they are truly looking out for your best interests?”

The Saks board has had the opportunity to propose the elimination of the staggered board to shareholders, and has failed to do so, at every annual meeting since Saks went public. Even worse, when presented with the opportunity to support our proposal to declassify the board, Saks declined and instead announced in its proxy statement that it was not making a recommendation with respect to our declassification proposal.

As long as Saks continues to have a staggered board, two-thirds of the board members are insulated from a shareholder vote at each annual meeting. If Saks eliminated the staggered board, the entire board would be elected annually, and shareholders would have an opportunity at each annual meeting to hold all directors accountable for their performance. We believe that shareholders should consider why the board has elected not to take the steps necessary to eliminate the staggered board and institute annual elections of directors.

• The “major retailers” that are part of the beneficial trend among large corporation to eliminate classified boards.

In recent years, Macy’s and Kohls Department Stores have declassified their boards of directors. In fact, based on our review of their public disclosures, many of the major retailers in the same SIC as Saks do not have staggered boards.

• “...Saks still has not done a broad mailing of proxy materials to its shareholders. So far the board seems content to rely on the electronic delivery of its proxy materials, which traditionally has lead to lower levels of participation by smaller and non-institutional shareholders,” implying that by doing so “Saks is comfortable acting on the basis of votes of a few large holders and brokers…” and has not “sought out the views of a large population of shareholders on the important issues that will be voted upon at the annual meeting.”

As of the date that PSAM prepared this letter, Saks had not sent physical copies of its proxy materials to the majority of its shareholders. Instead, apparently in reliance on the SEC’s “notice and access” rules, Saks sent a notice to shareholders instructing them how they could access Saks’ proxy materials over the Internet and allowing them to obtain paper copies of Saks’ proxy materials upon request. It has been well documented that relying on the “notice only” model as Saks did, rather than sending paper copies of proxy materials, results in lower voting turnout among retail investors. For example, in a comment letter to the Commission dated May 5, 2009, regarding a rulemaking by the MSRB, Broadridge Financial Solutions, Inc. cited its analysis that at least 85% of investors view paper proxy materials mailed to them at least some of the time, while only 0.5% of investors who received notice- and-access information visited the URL and chose to view the disclosure information. The comment letter may be found at http://www.sec. gov/comments/sr-msrb-2009-02/msrb200902-2. pdf and is included in Exhibit J.

• “According to one study, over two-thirds of the companies in the S&P 500 have adopted either majority voting or require a director to resign if he or she receives less than a majority of votes cast.” With respect to this statement, we note the sources you cite in responding to our comment six in your May 8, 2009 letter. However, these do not appear to support your statement of “over” two-thirds.

The article entitled “Majority Voting for Director Elections” (included in Exhibit F) states that only 32.1% of the companies in the S&P 500 have a pure plurality voting standard (i.e. no majority voting standard nor resignation policy); thus, 67.9% of the companies in the S&P 500 have adopted either a majority voting standard or a resignation policy.

It’s Time Saks’ Corporate Governance Practices Enter the 21st Century

3. Several of the statements you made under this header seems to relate to stock price and operating margins and other measures of the company’s financial performance and yet such measures to do not appear to have anything to do with corporate governance. Please provide additional context for these statements or refrain from making them considering your solicitation to date seems to have been focused upon corporate governance issues, not financial performance metrics.

It is our belief that financial performance of a company is affected by the company’s corporate governance policies. We believe that sound corporate governance contributes to improved financial performance. In particular, we believe that companies tend to perform better when their boards of directors are accountable to shareholders.

Saks’ Board Should be Held Accountable

4. Please provide us with a copy of the Wall Street Journal article(s) you quote here.

A copy of the Wall Street Journal article has been included in Exhibit G.

Saks Should Adopt Majority Voting for Directors

5. You mention here that Saks does not have a director resignation policy. Please revise to provide additional context for this reference by indicating whether or not a director resignation policy would be implemented by changes to the company’s charter or by-laws, which steps would need to be taken to do so and whether you have previously sought implementation of such policy from the shareholders.

If Saks adopted a majority voting policy, incumbent directors who failed to receive a majority vote might remain on the board as holdover directors, unless the board adopted and enforced a policy that required these holdover directors to resign. A director resignation policy could be implemented by the Board adopting such a policy as part of its corporate governance policies. Such adoption would not require shareholder approval.

In response to the last part of the staff’s question, PSAM previously had informed Saks of its intent to propose a director resignation policy from the floor of Saks’ annual meeting. PSAM subsequently determined that it would not present such a proposal from the floor of the meeting in light of the majority voting proposal included in Saks’ proxy materials.

Definitive Additional Materials filed May 20, 2009

6. Please provide support for the table entitled “Saks v. Neiman Marcus” and the various quotations you provide from several sources.

Support for the table entitled “Saks v. Neiman Marcus” was provided in response to comment two above in the materials included in Exhibit C. The quotations provided from several sources in the materials filed May 20, 2009, were taken from public sources, all of which are included in Exhibit H.

Letter from John K. Robinson dated May 15, 2009

7. We note your response to comment two of our May 14, 2009 letter and that Mr. John K. Robinson has signed the acknowledgement on behalf of the participants, but there is no indication of Mr. Robinson’s title or relationship to the participants. Please confirm that Mr. Robinson is authorized to sign on behalf of each of the participants and provide Mr. Robinson’s title with respect to each of the participants that is an entity. With respect to Dhananjay M. Pai, please provide documentation demonstrating that Mr. Robinson is authorized to sign on Mr. Pai’s behalf or provide an acknowledgement signed by Mr. Pai.

I am the General Counsel of P. Schoenfeld Asset Management LP. In my position, I am authorized to sign on behalf of the following entities: PSAM Texas Master Fund, PSAM Texas Fund Limited, PSAM Texas Partners L.P., Synapse IV LLC, PSAM WorldArb Master Fund Ltd., PSAM WorldArb Fund Limited, PSAM WorldArb Partners L.P., WSCI Limited Partnership, Synapse I LLC and Spartan Partners L.P. Mr. Pai and Mr. Schoenfeld have provided acknowledgments attached as Attachment A to this letter.

Definitive Additional Materials filed May 26, 2009
General

1. As stated in comment one of our May 21, 2009 letter, in future filings please characterize statements or assertions of opinion or belief as such, and ensure that a reasonable basis for such opinion or belief exists. We note the following statements:

  Mr. Schoenfeld is quoted requesting that shareholders "support our effort to improve Saks' corporate governance and make the underperforming company and its board of directors more accountable to shareholders." This statement does not clearly state by what measure you are assessing Saks' underperformance and is similar to a statement identified in comment one of our May 21, 2009.

As noted above in response to comment one of the May 21 Comment Letter, PSAM believes that Saks is underperforming with respect to operating margins and sales per square foot compared to comparable department store companies with which it competes. The data supporting PSAM’s view is included in Exhibits B and C. In addition, Saks’ current CEO himself described Saks as follows: “This is a company that's been a vast underperformer over many years. I look at some of our competitors, whether it's a Neiman's or even some of the Nordstrom's or the Macy's, their operating margin is substantially higher than Saks.” The article that includes these statements is included in Exhibit E.

  Your statement in the second paragraph of the letter to Saks shareholders that "Last week's pricing by Saks of a $105 million convertible debt offering is a reminder that the company faces a wave of near-term debt maturities and that Saks may have to accept onerous terms in order to roll over this debt." We note your reference to Saks' 10-K for the fiscal year ended January 3, 2009 as support for the company's upcoming debt maturities, but you do not provide the basis for your statement that Saks may have to accept onerous debt terms.

In concluding that the statement was reasonable we compared the terms of the Saks convertible debt offering to 41 new issues of convertible debt completed this year and found that the other new issues had a weighted average yield of 5.1% and a weighted average conversion premium of 24.3%, compared to a 7.5% coupon and a 25% conversion premium on the Saks convertible debt.

Letter to Saks Shareholders dated May 26. 2009

2. The second to last paragraph of your letter states that "[t]hese corporate governance reforms and the addition of two new directorships are essential to the long-term health of Saks." In future filings, please provide additional context for your statement regarding the addition of two new directorships or refrain from making it considering your solicitation to date has not addressed this issue.

PSAM respectfully acknowledges the Staff’s comment and will refrain from making this statement or will provide additional context for such statement in future filings.

*     *     *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to PSAM legal counsel, Leonard Chazen, at (212) 841-1096 or Lchazen@cov.com, or Keir Gumbs, at (202) 662-5500 or Kgumbs@cov.com.

Sincerely, /s/ John Robinson John Robinson General Counsel

Enclosures

CC:	Leonard Chazen, Covington & Burling LLP Keir Gumbs, Covington & Burling LLP

Attachment A

In connection with responding to the Staff’s comments, the undersigned hereby acknowledges that:

  each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  each filing person may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Peter Schoenfeld Peter Schoenfeld

In connection with responding to the Staff’s comments, the undersigned hereby acknowledges that:

  each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  each filing person may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dhananjay Pai Dhananjay Pai